Exhibit 99.1

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2025 AND JUNE 30, 2026
(Expressed in thousands of United States dollars)

		December 31, 2025	June 30, 2026
Assets	Notes	Amount	Amount
Current assets
Cash and cash equivalents	6(1)	$125,976	$125,621
Current financial assets at amortized cost	6(3)	36,300	36,400
Current contract assets	6(17)	968	934
Accounts receivable	6(4)	7,567	5,955
Other receivables		358	423
Current income tax assets		22	22
Inventories		17	16
Other current assets	6(5)	2,138	1,706
Total current assets		173,346	171,077
Non-current assets
Non-current financial assets at amortized cost	6(3)	10,173	15,122
Property, plant and equipment	6(6)	695	625
Right-of-use assets	6(7) and 7	659	625
Intangible assets	6(8)	4,421	4,360
Deferred income tax assets		2,483	2,641
Guarantee deposits paid		193	170
Total non-current assets		18,624	23,543
Total assets		$191,970	$194,620
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2025 AND JUNE 30, 2026
(Expressed in thousands of United States dollars)

		December 31, 2025	June 30, 2026
Liabilities and Equity	Notes	Amount	Amount
Current liabilities
Current contract liabilities	6(17)	$21,902	$20,441
Other payables	6(10)	12,831	13,395
Other payables – related parties	7	72	62
Current tax liabilities		996	897
Current provisions	6(11)	1,061	1,307
Current lease liabilities	6(7) and 7	444	478
Other current liabilities		359	375
Total current liabilities		37,665	36,955
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	6(9)	419	27
Deferred income tax liabilities	6(27)	488	470
Non-current lease liabilities	6(7) and 7	239	166
Net defined benefit liability, non-current	6(12)	64	63
Total non-current liabilities		1,210	726
Total liabilities		38,875	37,681
Equity
Capital stock	6(14)
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value		8,506	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value		1,679	1,679
Capital surplus	6(15)
Capital surplus		514,400	514,687
Retained earnings	6(16)
Accumulated deficit		(370,793)	(367,160)
Other equity interest
Other equity interest		(697)	(773)
Total equity		153,095	156,939
Total liabilities and equity		$191,970	$194,620
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of United States dollars)

		Six months ended June 30
		2025	2026
Items	Notes	Amount	Amount
Revenue	6(17) and 7	$32,361	$34,275
Cost of sales and services	6(12)(22)(23)	(7,580)	(6,358)
Gross profit		24,781	27,917
Operating expenses	6(4)(6)(7)(8)(12)(22)(23) and 7
Sales and marketing expenses		(15,170)	(15,476)
General and administrative expenses		(3,707)	(3,593)
Research and development expenses		(7,595)	(7,119)
Expected credit gains (losses)	12(2)	67	(363)
Total operating expenses		(26,405)	(26,551)
Operating income (loss)		(1,624)	1,366
Non-operating income and expenses
Interest income	6(18)	3,164	2,816
Other income	6(19)	16	33
Other gains and losses	6(9)(20)	1,592	304
Finance costs	6(7)(21) and 7	(6)	(9)
Total non-operating income and expenses		4,766	3,144
Income before income tax		3,142	4,510
Income tax expense	6(24)	(642)	(877)
Net income		$2,500	$3,633
Other comprehensive income
Components of other comprehensive income that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations		$211	$(76)
Other comprehensive income, net		$211	$(76)
Total comprehensive income		$2,711	$3,557
Net income attributable to:
Shareholders of the parent		$2,500	$3,633
Total comprehensive income attributable to:
Shareholders of the parent		$2,711	$3,557
Earnings per share (in dollars)	6(25)
Basic earnings per share of Class A and Class B Ordinary Shares		$0.025	$0.036
Diluted earnings per share of Class A and Class B Ordinary Shares		$0.025	$0.036
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of United States dollars)

		Equity attributable on owners of the parent
			Capital surplus			Other equity interest
	Notes	Capital stock	Additional paid-in capital	Other	Accumulated deficit	Exchange differences arising on translation of foreign operations	Total
Year 2025
Balance at January 1, 2025		$10,185	$477,415	$35,575	$(375,420)	$(740)	$147,015
Net income for the period		—	—	—	2,500	—	2,500
Other comprehensive income for the period		—	—	—	—	211	211
Total comprehensive income		—	—	—	2,500	211	2,711
Share-based payment transactions	6(13)	—	—	900	—	—	900
Balance at June 30, 2025		$10,185	$477,415	$36,475	$(372,920)	$(529)	$150,626
Year 2026
Balance at January 1, 2026		$10,185	$477,415	$36,985	$(370,793)	$(697)	$153,095
Net income for the period		—	—	—	3,633	—	3,633
Other comprehensive income for the period		—	—	—	—	(76)	(76)
Total comprehensive income		—	—	—	3,633	(76)	3,557
Share-based payment transactions	6(13)	—	—	287	—	—	287
Balance at June 30, 2026		$10,185	$477,415	$37,272	$(367,160)	$(773)	$156,939
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of United States dollars)

		Six months ended June 30
	Notes	2025	2026
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		$3,142	$4,510
Adjustments to reconcile profit (loss)
Depreciation expense	6(6)(7)(22)	427	433
Amortization expense	6(8)(22)	75	61
Expected credit losses (Reversal of expected credit losses)	6(4)(22) and 12(2)	(67)	363
Interest income	6(18)	(3,164)	(2,816)
Interest expense	6(7)(21)	6	9
Net gains on financial assets at fair value through profit or loss	6(2)	(9)	(26)
Net gains on financial liabilities at fair value through profit or loss	6(9)(20)	(1,036)	(392)
Share-based payment transactions	6(13)	900	287
Changes in operating assets and liabilities
Accounts receivable		(359)	1,243
Current contract assets		126	24
Other receivables		(22)	—
Other current assets		362	433
Current contract liabilities		4,309	(1,432)
Other payables		1,493	576
Other payables – related parties		16	(10)
Current provisions		(519)	257
Other current liabilities		(47)	19
Cash inflow generated from operations		5,633	3,539
Interest received		3,181	2,838
Interest paid		(6)	(9)
Income tax paid		(821)	(1,159)
Net cash flows from operating activities		7,987	5,209
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	6(2)	(6,143)	(6,287)
Proceeds from disposal of financial assets at fair value through profit or loss	6(2)	2,746	6,313
Acquisition of financial assets at amortized cost	6(3)	(36,300)	(41,436)
Proceeds from disposal of financial assets at amortized cost	6(3)	36,000	36,300
Acquisition of subsidiaries, net of cash acquired	6(27)	(5,981)	—
Acquisition of property, plant and equipment	6(6)	(165)	(95)
Proceeds from disposal of property, plant and equipment	6(6)	1	1
(Increase) Decrease in guarantee deposits paid		(67)	23
Net cash flows used in investing activities		(9,909)	(5,181)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	6(7)(26)	(303)	(274)
Net cash flows used in financing activities		(303)	(274)
Effects of exchange rates changes on cash and cash equivalents		441	(109)
Net decrease in cash and cash equivalents		(1,784)	(355)
Cash and cash equivalents at beginning of period		127,121	125,976
Cash and cash equivalents at end of period		$125,337	$125,621
The accompanying notes are an integral part of these consolidated financial statements.

PERFECT CORP. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026
(Expressed in thousands of United States dollars, except as otherwise indicated)
1.    History and Organization
Perfect Corp. (the “Company” or “Perfect”), is a Cayman Islands exempted company with limited liability, which was incorporated on February 13, 2015 with registered address PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company and its subsidiaries (collectively referred to herein as the “Group”) are SaaS technology companies offering AR/AI solution dedicated to the beauty and fashion industry as well as mobile applications to consumers. The principal place of business is at 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.
On January 7, 2025, the Group completed the acquisition of Wannaby Inc. Wannaby (“2025 Business Combination”) for $6,473. As a result of transaction, Wannaby, along with its wholly owned subsidiary, Wannaby UAB, became an indirect wholly owned subsidiary of Perfect.
2.    The Date of Authorization for Issuance of the Financial Statements and Procedures for Authorization
These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on September 24, 2026.
3.    Application of New Standards, Amendments and Interpretations
3(1)    New and amended International Financial Reporting Standards (“IFRS Accounting Standards”) adopted by the Group
New standards, interpretations and amendments issued by International Accounting Standards Board (the “IASB”) and became effective from 2026 are as follows:

New Standards, Interpretations and Amendments	Effective date by IASB
Specific provisions of Amendments to IFRS 9 and IFRS 7, ‘Amendments to the classification and measurement of financial Instruments’	January 1, 2026
Amendments to IFRS 9 and IFRS 7, ‘Contracts referencing nature-dependent electricity’	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
The above standards and interpretations had no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.

3(2)    New and revised IFRS Accounting Standards not yet adopted
New standards, interpretations and amendments which have been published by IASB but are not mandatory for the financial period ended June 30, 2026 are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets between an investor and its associate or joint venture’	To be determined by IASB
IFRS 18, ‘Presentation and disclosure in financial statements’	January 1, 2027
Amendments to IAS 21, ‘Translation to a Hyperinflationary Presentation Currency’	January 1, 2027
Amendments to IAS 28, ‘Amendments to the fair value option in IAS 28 investments in associates and joint ventures’	January 1, 2027
IFRS 19, ‘Subsidiaries without public accountability: disclosures’	January 1, 2027
IFRS 20, ‘Regulatory assets and regulatory liabilities’	January 1, 2029
Except for the following, the above standards and interpretations are not expected to have significant impact to the Group’s financial position and financial performance based on the Group’s assessment.
IFRS 18, ‘Presentation and disclosure in financial statements’
IFRS 18, ‘Presentation and disclosure in financial statements’ replaces IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes.
4.    Summary of Material Accounting Policies
The unaudited condensed interim consolidated financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair statement of the results of operations for the interim period. All such adjustments to the financial information are of a normal, recurring nature. Accordingly, these unaudited condensed interim consolidated financial statements are to be read in conjunction with the annual financial statements for the year ended December 31, 2025. The principal accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are disclosed in financial statements for the year ended December 31, 2025 and have been consistently applied to all the periods presented, except for the adoption of new and amended standards as set out below and Note 3(1).
4(1)    Compliance statement
These unaudited condensed interim consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.
4(2)    Basis of preparation
A.Except for the following items, the unaudited condensed interim consolidated financial statements have been prepared under the historical cost convention:
(a)Financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
(b)Defined benefit liabilities recognized based on the net amount of pension fund assets less present value of defined benefit obligation.
B.The preparation of the unaudited condensed interim consolidated financial statements in conformity with IAS 34 Interim Financial Reporting requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed interim consolidated financial statements are disclosed in Note 5.
4(3)    Basis of consolidation
A.Subsidiaries included in the unaudited condensed interim consolidated financial statements:

			Ownership (%)
Name of investor	Name of subsidiary	Main business activities	December 31, 2025	June 30, 2026
The Company	Perfect Mobile Corp. (Taiwan)	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100%	100%
The Company	Perfect Corp. (USA)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Japan)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Corp. (Shanghai)	Marketing and sales of AR/AI SaaS solution.	100%	100%
The Company	Perfect Mobile Corp.(B.V.I.)	Investment activities.	100%	100%
Perfect Mobile Corp. (Taiwan)	Perfect Corp. (France)	Marketing and service center for sales of AR/AI SaaS solution.	100%	100%
Perfect Mobile Corp. (Taiwan)	Wannaby Inc.	Design, development, marketing and sales of AR/AI SaaS solution and mobile applications.	100% (Note)	100%
Wannaby Inc.	Wannaby UAB	Design and development of AR/AI SaaS solution and mobile applications.	100% (Note)	100%
Note. As a result of 2025 Business Combination, Wannaby, along with its wholly owned subsidiary, Wannaby UAB, became an indirect wholly owned subsidiary of Perfect.
B.Subsidiaries not included in the unaudited condensed interim consolidated financial statements:
None.
C.Adjustments for subsidiaries with different balance sheet dates:
None.
D.Significant restrictions:
None.
E.Subsidiaries that have non-controlling interests that are material to the Group:
None.
4(4) Employee benefits
Pension cost for the interim period is calculated on a year-to-date basis by using the pension cost rate derived from the actuarial valuation at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant curtailments, settlements, or other significant one-off events. Also, the related information is disclosed accordingly.
4(5) Income tax

The interim period income tax expense is recognised based on the estimated average annual effective income tax rate expected for the full financial year applied to the pretax income of the interim period, and the related information is disclosed accordingly.
5.    Critical Accounting Judgments, Estimates and Key Sources of Assumption Uncertainty
There have been no significant changes with regards to critical accounting judgments, estimates and key sources of assumption uncertainty since December 31, 2025. Please refer to Note 5 in the consolidated financial statements for the year ended December 31, 2025.
6.    Details of Significant Accounts
6(1)    Cash and cash equivalents

	December 31, 2025	June 30, 2026
Checking accounts	$3,006	$1,839
Demand deposits	25,010	18,419
Time deposits	97,700	105,100
Others	260	263
	$125,976	$125,621
A.The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote. As of June 30, 2026, the majority of our cash and cash equivalents, 92%, are denominated in U.S. Dollars.
B.The Group has no cash and cash equivalents pledged to others.
6(2)    Financial assets at fair value through profit or loss

	December 31, 2025	June 30, 2026
Current items:
Financial assets mandatorily measured at fair value through profit and loss
Money market funds	$—	$—
A.Amounts recognized in profit or loss in relation to financial assets at fair value through profit or loss are as follows:

	Six months ended June 30,
	2025	2026
Financial assets mandatorily measured at fair value through profit and loss
Money market funds	$9	$26
B.The Group has no financial assets at fair value through profit or loss pledged to others.
C.Information relating to credit risk of financial assets at fair value through profit or loss is provided in Note 12(2).

6(3)    Financial assets at amortized cost

	December 31, 2025	June 30, 2026
Current items:
Time deposits with maturities over three months	$36,300	$36,400
Non-current items:
US Treasury	$10,173	$15,122
A.Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Six months ended June 30,
	2025	2026
Interest income from financial assets at amortized cost	$772	$897
B.The counterparties of the Group's time deposits are financial institutions with high credit quality, so the Group expects that the probability of counterparty default is remote. As of June 30, 2026, 100% of current financial assets at amortized cost are denominated in U.S. Dollars.
C.As at December 31, 2025 and June 30, 2026, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group was $46,473 and $51,522, respectively.
D.The Group has no financial assets at amortized cost pledged to others.
E.Information relating to credit risk of financial assets at amortized cost is provided in Note 12(2).
6(4)    Accounts receivable

	December 31, 2025	June 30, 2026
Accounts receivable	$7,748	$6,131
Less: Allowance for expected credit losses (Note)	(181)	(176)
	$7,567	$5,955
Note. For movements in the allowance for expected credit losses, please refer to Note 12(2) Credit risk for details.
A.The aging analysis of accounts receivable is as follows:

	December 31, 2025	June 30, 2026
Not past due	$7,124	$5,783
Up to 30 days	75	69
31 to 90 days	149	65
91 to 180 days	286	89
Over 181 days	114	125
Less: Allowance for expected credit losses	(181)	(176)
	$7,567	$5,955
The above aging analysis was based on days overdue.
B.As at December 31, 2025 and June 30, 2026, accounts receivable were all from contracts with customers. And as at January 1, 2025, the balance of receivables from contracts with customers amounted to $7,902.

C.As at December 31, 2025 and June 30, 2026, without taking into account other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the Group’s accounts receivable was $7,567 and $5,955, respectively.
D.The Group has no accounts receivable pledged to others.
E.Information relating to credit risk of accounts receivable is provided in Note 12(2).
6(5)    Other current assets

	December 31, 2025	June 30, 2026
Prepaid expenses	$2,041	$1,592
Others	97	114
	$2,138	$1,706
6(6)    Property, plant and equipment

	Leasehold improvements	Machinery	Office equipment	Total
At January 1, 2026
Cost	$744	$1,568	$56	$2,368
Accumulated depreciation	(706)	(921)	(46)	(1,673)
	$38	$647	$10	$695
Opening net book amount	$38	$647	$10	$695
Additions	78	11	6	95
Cost of disposals	(82)	(65)	—	(147)
Accumulated depreciation on disposals	82	64	—	146
Depreciation expense	(41)	(119)	(4)	(164)
Closing net book amount	$75	$538	$12	$625
At June 30, 2026
Cost	$739	$1,514	$62	$2,315
Accumulated depreciation	(664)	(976)	(50)	(1,690)
	$75	$538	$12	$625
The Group has no property, plant and equipment pledged to others.
6(7)    Leasing arrangements  —  lessee
A.The Group leases various assets including buildings and business vehicles. Rental contracts are typically made for periods of 2 to 3 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets cannot be used as collateral for borrowing purposes and are prohibited from being subleased, sold or lent to others or corporations under any circumstances.
B.Short-term leases with a lease term of 12 months or less include offices located in United States, Japan, China and France.

C.The movements of right-of-use assets of the Group are as follows:

	Buildings	Business vehicles	Total
At January 1, 2026
Cost	$1,644	$259	$1,903
Accumulated depreciation	(1,098)	(146)	(1,244)
	$546	$113	$659
Opening net book amount	$546	$113	$659
Additions	235	—	235
Cost of derecognition	(194)	(68)	(262)
Derecognized accumulated depreciation	194	68	262
Depreciation expense	(216)	(53)	(269)
Closing net book amount	$565	$60	$625
At June 30, 2026
Cost	$1,685	$191	$1,876
Accumulated depreciation	(1,120)	(131)	(1,251)
	$565	$60	$625
D.Lease liabilities relating to lease contracts:

	December 31, 2025	June 30, 2026
Total lease liabilities	$683	$644
Less: current portion (shown as ‘current lease liabilities’)	(444)	(478)
	$239	$166
E.The information on profit and loss accounts relating to lease contracts is as follows:

	Six months ended June 30,
	2025	2026
Items affecting profit or loss
Interest expense on lease liabilities	$6	$9
Expense on short-term lease contracts	161	133
	$167	$142
F.For the six months ended June 30, 2025 and 2026, the Group’s total cash outflow for leases were $470 and $416, respectively, including the interest expense on lease liabilities amounting to $6 and $9, expense on short-term lease contracts amounting to $161 and $133, and repayments of principal portion of lease liabilities amounting to $303 and $274, respectively.

6(8)    Intangible assets

	Goodwill	Unpatented technology	Software	Total
At January 1, 2026
Cost	$4,739	$1,760	$71	$6,570
Accumulated amortization and impairment	(1,965)	(117)	(67)	(2,149)
	$2,774	$1,643	$4	$4,421
Opening net book amount	$2,774	$1,643	$4	$4,421
Amortization charge	—	(59)	(2)	(61)
Closing net book amount	$2,774	$1,584	$2	$4,360
At June 30, 2026
Cost	$4,739	$1,760	$71	$6,570
Accumulated amortization and impairment	(1,965)	(176)	(69)	(2,210)
	$2,774	$1,584	$2	$4,360
A.Details of amortization on intangible assets are as follows:

	Six months ended June 30,
	2025	2026
Cost of sales and services	$—	$59
Research and development expenses	75	2
	$75	$61
6(9)    Financial liabilities at fair value through profit or loss

	December 31, 2025	June 30, 2026
Financial liabilities designated as at fair value through profit or loss
Non-current items:
Warrant liabilities	$419	$27
A.    Amounts recognized in profit or loss in relation to financial liabilities at fair value through profit or loss are as follows:

	Six months ended June 30,
	2025	2026
Net gains recognized in profit or loss
Warrant liabilities	$1,036	$392
The amounts presented above are recognized under “Gains (losses) on financial liabilities at fair value through profit or loss” and included within other gains and losses. See Note 6(20) for further details and reconciliation.
B.    Warrant liabilities
(a)Each warrants entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 (in dollars) per share.
(b)As of June 30, 2026, there were 20,850 thousand warrants outstanding, consisting of 20,850 thousand Public Warrants, each warrant is exercisable for one Perfect Class A Ordinary Share, in accordance with its terms.

(c)For the six months ended June 30, 2025 and 2026, no additional warrants were issued, exercised, forfeited or expired.
(d)Redemption of warrants when the price per Perfect Class A Ordinary Shares equal or exceed $18.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
(i) in whole and not in part (ii) at a price of $0.01 (in dollars) per warrant (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder (the “30-day redemption period”) and (iv) if, and only if, the last reported sale price of the Perfect Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (which the Company refers to as the “Reference Value”) equals or exceeds $18.00 (in dollars) per share.
(e)Redemption of warrants when the price per Perfect Class A Ordinary Share equals or exceeds $10.00 (in dollars).
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
(i) in whole and not in part (ii) at $0.10 (in dollars) per warrant upon a minimum of 30 days’ prior written notice of redemption (iii) provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the “fair market value” of Perfect Class A Ordinary Shares (iv) if, and only if, the Reference Value equals or exceeds $10.00 (in dollars) per share and (v) if the Reference Value is less than $18.00 (in dollars) per share.
6(10)    Other payables

	December 31, 2025	June 30, 2026
Employee bonus	$5,325	$6,013
Promotional fees	1,759	2,205
Payroll	2,958	1,953
Professional service fees	756	931
Platform fees	951	737
Remuneration to directors	115	470
Post and telecommunications expenses	291	323
Sales VAT payables	157	209
Others	519	554
	$12,831	$13,395
6(11)    Provisions

Warranty
At January 1, 2026	$1,061
Additional provisions	257
Net exchange differences	(11)
At June 30, 2026	$1,307
Analysis of total provisions:

	December 31, 2025	June 30, 2026
Current	$1,061	$1,307

The Group enters into the contracts with customers with warranties on services provided. The warranties (loss indemnification) provide customers with assurance that the related services will function as mutually agreed. Provision for warranty is estimated based on historical warranty data, other known events and management’s judgment. The Group recognizes such expenses within ‘Cost of sales and services’ when related services are provided. Any changes in industry circumstances might affect the provisions. Provisions are settled when the payment is actually claimed.
6(12)    Pensions
A.Defined benefit plan
(a)The Group’s subsidiary, Perfect Mobile Corp. (Taiwan), was incorporated in Taiwan, which has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular foreign employees’ service years. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. Perfect Mobile Corp. (Taiwan) contributes to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, Perfect Mobile Corp. (Taiwan) would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method to the employees expected to qualify for retirement in the following year, Perfect Mobile Corp. (Taiwan) will fund the deficit by the following March.
(b)For the aforementioned pension plan, the Group recognized pension costs of $1 and $2 for the six months ended June 30, 2025 and 2026, respectively.
(c)Expected contributions to the defined benefit pension plans of Perfect Mobile Corp. (Taiwan) for the year ending December 31, 2026 amount to $7.
B.Defined contribution plans
(a)Perfect Mobile Corp. (Taiwan) has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, Perfect Mobile Corp. (Taiwan) contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum when employees retire.
(b)The pension costs under defined contribution pension plan of Perfect Mobile Corp. (Taiwan) for the six months ended June 30, 2025 and 2026 were $313 and $381, respectively.
(c)The pension costs under local government law of other foreign subsidiaries for the six months ended June 30, 2025 and 2026 were $131 and $119, respectively.
6(13)    Share-based payment
A.Share Incentive Plan
(a)For the six months ended June 30, 2025 and 2026, the Group’s Share Incentive Plan’s terms and condition are as follows:

Plan	Type of arrangement	Settled by	Maximum terms of option granted	Vesting conditions
Share Incentive Plan	Employee stock options	Equity	Five years	2 years’ service: exercise 50%
3 years’ service: exercise 75%
4 years’ service: exercise 100%

(b)Movements of outstanding options under Share Incentive Plan are as follows:

	2025		2026
	No. of options (units in thousands)	Weighted-average exercise price per share (in dollars)	No. of options (units in thousands)	Weighted-average exercise price per share (in dollars)
Options outstanding at January 1	3,877	$4.44	3,698	$4.42
Options granted	35	1.84	—	—
Options forfeited	(148)	4.52	(133)	4.57
Options outstanding at June 30	3,764	4.42	3,565	4.41
Options exercisable at June 30	2,268	4.37	3,022	4.40
(c)As of December 31, 2025 and June 30, 2026, the range of exercise prices of stock options outstanding was $1.84 ~ $7.20 (in dollars) per share; the weighted-average remaining contractual period was 1.06 ~ 4.33 years and 0.56 ~ 3.84 years, respectively.
(d)The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Plan	Grant date	Units granted (in thousands)	Stock price per share (in dollars)	Exercise price per share (in dollars)	Expected price volatility (Note ii)	Expected option life	Expected dividends	Risk-free interest rate	Fair value per unit (in dollars)
Share Incentive Plan	2022.01.21 (Note i)	2,143	$5.39	$3.95	53.75%	3.88	0.00%	1.46%	$2.7637
	2023.01.03	8	7.20	7.20	64.85%	3.87	0.00%	4.07%	3.7198
	2023.05.23	2,260	4.93	4.93	69.15%	3.88	0.00%	3.90%	2.6615
	2023.08.21	7	4.00	3.916	70.65%	3.88	0.00%	4.64%	2.2411
	2023.11.02	5	2.43	2.43	70.37%	3.88	0.00%	4.77%	1.3487
	2024.05.27	5	2.13	2.13	72.67%	3.88	0.00%	4.65%	1.2069
	2024.12.23	45	2.26	2.22	74.64%	3.87	0.00%	4.46%	1.3100
	2025.05.01	35	1.84	1.84	79.57%	3.88	0.00%	3.77%	1.0973
Note i: Stock price, exercise price and fair value of stock option granted on January 21, 2022 were adjusted in connection with the recapitalization. All amounts in the table are presented on a consistent adjusted basis.
Note ii: Expected price volatility is estimated based on the daily historical stock price fluctuation data of the Company and guideline companies of the last five years before the grant date.
B.Expenses incurred on share-based payment transactions are shown below:

	Six months ended June 30,
	2025	2026
Equity settled	$900	$287
C.In 2022, the Group has service agreements with its Board of Directors to grant them awards of the Company’s Ordinary Shares at a fixed monetary value. In the future, the Group may compensate directors either entirely in cash or partially in cash and partially in equity.

D.Shareholder Earnout
In connection with the merger transaction in 2022, the Company executed additional capitalization by way of the potential issuance of Earnout Shares for Perfect shareholders. In accordance with Shareholder Earnout terms and conditions contemplated by the business combination agreement, 3,000 thousand, 3,000 thousand and 4,000 thousand of the Shareholder Earnout Shares are issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period when the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), $13.00 (in dollars) and $14.50 (in dollars), respectively. None of these conditions had been met in the period up through June 30, 2026.
Shareholder Earnout Shares are considered a potential contingent payment agreement with Shareholders, based on a market condition without link to service. The expense related to these instruments was previously recorded in connection with the merger in 2022.
E.Sponsor Earnout
In connection with the business combination agreement, the Company entered into a Sponsor Letter Agreement pursuant to which it agreed to issue Earnout shares to the Sponsors. Subject to the terms and conditions contemplated by the Sponsor Letter Agreement, upon the occurrence of specific Sponsor Earnout Event (as defined below) from October 28, 2022 to October 28, 2027 (“Earnout Period”), Perfect will issue Perfect Class A Ordinary Shares of up to 1,175,624 Class A Ordinary Shares(the “Sponsor Earnout Promote Shares”) to Sponsor, with (a) 50% of the Sponsor Earnout Promote Shares issuable if over any 20 trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $11.50 (in dollars), and (b) 50% of the Sponsor Earnout Promote Shares issuable if over any twenty (20) trading days within any 30-trading-day period during the Earnout Period the daily volume-weighted average price of the Perfect Class A Ordinary Shares is greater than or equal to $13.00 (in dollars). None of these conditions had been met in the period up through June 30, 2026.
6(14)    Share capital
A.As of June 30, 2026, the Company’s authorized capital is $82,000 consisting of 700,000 thousand shares of Class A Ordinary Shares, 90,000 thousand shares of Class B Ordinary Shares, 30,000 thousand shares of classes reserved and may determine by Board of Directors. The paid-in capital was $10,185, including 85,060 thousand Class A Ordinary Shares after the retirement of 16,388 thousand treasury shares and 27 thousand shares surrendered by a shareholder, and 16,789 thousand Class B Ordinary Shares. All proceeds from shares issued have been collected.
Perfect Class A Ordinary shares
Perfect Class A Ordinary shares have a par value of $0.1 (in dollars). Amounts received above the par value are recorded as share premium. Each holder of Perfect Class A Ordinary shares will be entitled to one vote per share. Class A Ordinary Shares are listed on NYSE under the trading symbol “PERF”.
Perfect Class B Ordinary shares
Perfect Class B Ordinary shares have a par value of $0.1 (in dollars). Perfect Class B Ordinary Shares have the same rights as Perfect Class A Ordinary Shares except for voting and conversion rights. Each Perfect Class B Ordinary Shares is entitled to 10 votes and is convertible into Perfect Class A Ordinary Shares at any time by the holder thereof. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. Each Class B Ordinary Share shall, automatically and immediately, without any further action from the holder thereof, convert into one Class A Ordinary Share when it ceases being beneficially owned by any of the Principals. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

B.Movements for the Company’s share capital are as follows:

Shares (in thousands)
At January 1, 2026	101,849
At June 30, 2026	101,849
6(15)    Capital surplus
Except as required by the Company’s Articles of Incorporation or Cayman’s law, capital surplus shall not be used for any other purpose but covering accumulated deficit. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.
The following table illustrates the detail of capital surplus:

	December 31, 2025	June 30, 2026
Additional paid-in capital	$477,415	$477,415
Other:
Employees’ stock option cost	9,614	9,901
Retirement of treasury shares	27,371	27,371
Subtotal	36,985	37,272
	$514,400	$514,687
6(16)    Accumulated deficits
Under the Company’s Articles of Incorporation, distribution of earnings would be based on the Company’s operating and capital needs.
6(17)    Revenue

	Six months ended June 30,
	2025	2026
Revenue from contracts with customers	$32,361	$34,275
A.Disaggregation of revenue from contracts with customers
(a)The Group derives revenue from the transfer of goods and services over time and at a point in time in the following geographical regions:

Six months ended June 30, 2025	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$12,361	$3,699	$9,423	$5,915	$963	$32,361
Timing of revenue recognition:
At a point in time	$972	$43	$642	$1,435	$8	$3,100
Over time	11,389	3,656	8,781	4,480	955	29,261
	$12,361	$3,699	$9,423	$5,915	$963	$32,361

Six months ended June 30, 2026	United States	Americas_ Others	Europe	Asia-Pacific	Others	Total
Revenue from external customer contracts	$12,032	$4,321	$9,547	$6,905	$1,470	$34,275
Timing of revenue recognition:
At a point in time	$839	$77	$610	$1,940	$67	$3,533
Over time	11,193	4,244	8,937	4,965	1,403	30,742
	$12,032	$4,321	$9,547	$6,905	$1,470	$34,275
Note. “Americas_Others” includes North and South America, excluding the United States.
(b)Alternatively, the disaggregation of revenue could also be distinct as follows:

	Six months ended June 30,
	2025	2026
AR/AI cloud solutions and Subscription	$28,971	$30,415
Licensing	2,565	2,227
Others	825	1,633
	$32,361	$34,275
(c)The revenue generated from AR/AI cloud solutions was $8,695, and $7,001 for the six months ended June 30, 2025 and 2026, respectively.
B.Contract assets and liabilities
(a)The Group has recognized the following revenue-related contract assets mainly arose from unbilled receivables and contract liabilities mainly arose from sales contracts with receipts from customers in advance. Generally, the contract period is one year, the contract liabilities are reclassified as revenue within the following one year after the balance sheet date.

	January 1, 2025	December 31, 2025	June 30, 2026
Contract assets:
Unbilled revenue	$977	$968	$934
Contract liabilities:
Advance sales receipts	$17,218	$21,902	$20,441
(b)Revenue recognized that was included in the contract liability balance at the beginning of the period

	Six months ended June 30,
	2025	2026
Revenue recognized that was included in the contract liability balance at the beginning of the period
Advance sales receipts	$13,440	$17,047
(c)Unsatisfied contracts
Aggregate amount of the transaction price allocated to contracts that are partially or fully unsatisfied as of December 31, 2025 and June 30, 2026, amounting to $ 29,926 and $ 26,059, respectively. The Group expects that 94% of the transaction price allocated to the unsatisfied contracts as of June 30, 2026, are expected to be recognized as revenue less than one year. The remaining 6% is expected to be recognized as revenue from July 2027 to 2029.

6(18)    Interest income

	Six months ended June 30,
	2025	2026
Interest income from bank deposits	$2,391	$1,918
Interest income from financial assets at amortized cost	772	897
Others	1	1
	$3,164	$2,816
The nature of interest income from financial assets at amortized cost was time deposits with maturities over three months.
6(19)    Other income

	Six months ended June 30,
	2025	2026
Subsidy from government	$15	$32
Others	1	1
	$16	$33
6(20)    Other gains and losses

	Six months ended June 30,
	2025	2026
Foreign exchange gains (losses)	$544	$(114)
Gains on financial assets at fair value through profit or loss	9	26
Gains on financial liabilities at fair value through profit or loss	1,036	392
Others	3	—
	$1,592	$304
Please refer to Note 6(2) for details of gains on financial assets at fair value through profit or loss and Note 6(9) for details of gains on financial liabilities at fair value through profit or loss.
6(21)    Finance costs

	Six months ended June 30,
	2025	2026
Interest expense – lease liabilities	$6	$9

6(22)    Costs and expenses by nature

	Six months ended June 30,
	2025	2026
Employee benefit expenses	$15,875	$14,568
Promotional fees	6,656	7,899
Platform fees	6,812	5,361
Professional service fees	1,677	1,110
Insurance expenses	550	425
Warranty cost	267	257
Depreciation of right-of-use assets	280	269
Depreciation of property, plant and equipment	147	164
Amortization of intangible assets	75	61
Expected credit losses	(67)	363
Others	1,713	2,432
	$33,985	$32,909
6(23)    Employee benefit expenses

	Six months ended June 30,
	2025	2026
Wages and salaries	$12,978	$12,286
Remuneration to directors	345	467
Employee insurance fees	778	723
Pension costs	445	502
Employee stock options	900	287
Other personnel expenses	429	303
	$15,875	$14,568
6(24)    Income tax

	Six months ended June 30,
	2025	2026
Current income tax:
Current tax expense recognized for the current period	$536	$903
Tax on undistributed surplus earnings	72	129
Prior year income tax underestimation	256	28
Total current tax	864	1,060
Deferred income tax:
Origination and reversal of temporary differences	(222)	(183)
Total deferred income tax	(222)	(183)
Income tax expense	$642	$877

6(25)    Earnings per share

	Six months ended June 30, 2025
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$2,500	101,849	$0.025
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$2,500	101,849	$0.025

	Six months ended June 30, 2026
	Amount after tax	Weighted average number of ordinary shares outstanding (shares in thousands)	Earnings per share (in dollars)
Basic earnings per share
Profit attributable to ordinary shareholders of the parent	$3,633	101,849	$0.036
Dilutive earnings per share
Profit attributable to ordinary shareholders of the Group plus assumed conversion of all dilutive potential ordinary shares	$3,633	101,849	$0.036
Note. Warrant liabilities, Employee stock options, Shareholder Earnout and Sponsor Earnout were excluded from the calculation of diluted earnings per share as they are anti-dilutive, given that the fair value of the stocks is lower than the exercise price for the six months ended June 30, 2025 and 2026. As at December 31, 2025 and June 30, 2026, the potentially dilutive instruments are as follows:

	December 31, 2025	June 30, 2026
Potentially dilutive instruments (shares in thousands)
Warrant liabilities	20,850	20,850
Employee stock options	3,698	3,565
Shareholder Earnout	10,000	10,000
Sponsor Earnout	1,176	1,176
	35,724	35,591
6(26)    Changes in liabilities from financing activities

	Non-current financial liabilities at fair value through profit or loss	Lease liabilities (including current portion)	Liabilities from financing activities-gross
At January 1, 2026	$419	$683	$1,102
Changes in cash flow from financing activities	—	(274)	(274)
Change in fair value through profit and loss	(392)	—	(392)
Changes in other non-cash items – additions	—	235	235
At June 30, 2026	$27	$644	$671
6(27)    Business combinations
A.On January 7, 2025, the Group acquired 100% of the share capital of Wannaby for $6,473 and obtained the control over Wannaby, a digital company known for its virtual try-on technology and digitalization solutions for the fashion industry. This acquisition enables the Group to expand its offerings into new luxury market segments, including shoes, bags, and apparel.
B.The following table summarizes the consideration paid for Wannaby and the fair values of the assets acquired and liabilities assumes at the acquisition date:

January 7, 2025
Purchase consideration
Cash paid	$6,473
Contingent consideration-Earnout liabilities (Note)	158
6,631
Fair value of the identifiable assets acquired and liabilities assumed
Cash	492
Accounts receivable	221
Other receivables	50
Other current assets	51
Property, plant and equipment	28
Intangible assets	1,760
Guarantee deposits paid	5
Current contract liabilities	(115)
Other payables	(77)
Deferred income tax liabilities	(523)
Total identifiable net assets	1,892
Goodwill	$4,739
Note. No later than April 30, 2026, the Group shall pay Farfetch US Holdings, Inc. (“Farfetch”) an earnout based on defined revenue for the year ended December 31, 2025, not exceeding $500. As the defined revenue for the year ended December 31, 2025 was not achieved, the Group determined that no earnout would be payable and therefore reversed the related contingent consideration liability to zero during the year ended December 31, 2025.

Six months ended June 30, 2025
Cash and cash equivalent balances acquired	$492
Cash paid	(6,473)
Net cash outflow	$(5,981)
C.For the year ended December 31, 2025, the operating revenue contributed by Wannaby and included in the consolidated statement of comprehensive income since January 7, 2025, was $1,304. Wannaby also incurred a loss before income tax of $1,488 over the same period. Had Wannaby been consolidated as of January 1, 2025, the consolidated statement of comprehensive income for the year ended December 31, 2025, would have reflected operating revenue of $69,154 and profit before income tax of $5,703.

7.    Related Party Transactions
7(1)    Names of related parties and relationship

Names of related parties	Relationship with the Group
CyberLink Corp. (CyberLink)	Other related party (Significant influence (Note) over the Company)
CyberLink Inc. (CyberLink-Japan)	Other related party (Subsidiary of CyberLink)
ClinJeff Corp. (ClinJeff)	Other related party (Major shareholder of CyberLink)
As of June 30, 2026, Ms. Alice H. Chang, Chairwoman of the Board and Chief Executive Officer of the Company, is the ultimate controlling party.
Note. CyberLink owns more than 36% of the Company’s issued and outstanding ordinary shares.
7(2)    Significant related party transactions
A.Revenue

		Six months ended June 30,
	Description	2025	2026
CyberLink	Revenue-others (service revenue)	$16	$14
Sales of services are negotiated with related parties based on agreed-upon agreement and the conditions and payment terms are same as those offered to third parties.
B.Other payables

	December 31, 2025	June 30, 2026
CyberLink	$46	$39
CyberLink-Japan	26	23
	$72	$62
Other payables are mainly expenses from professional service, rental and payments on behalf of others.
C.Operating expenses

		Six months ended June 30,
	Description	2025	2026
CyberLink	Management service fee	$19	$29
CyberLink provides support and assistance in legal services, network infrastructure and equipment maintenance services, marketing activity support and employee training programs. The service fees are calculated based on the agreed-upon hourly rate. The conditions and payment terms are same as those offered to third parties.
D.Lease transactions — lessee/rent expense
(a)The Group leases offices from CyberLink, ClinJeff and CyberLink-Japan. Rental contracts are typically made for periods of 1~2 years. Rent was paid to CyberLink and ClinJeff on a monthly basis and to CyberLink-Japan on a quarterly basis.

(b)Rent expense

	Six months ended June 30,
	2025	2026
CyberLink-Japan	$40	$38
(c)Acquisition of right-of-use assets:

	Six months ended June 30,
	2025	2026
CyberLink	$400	$—
ClinJeff	—	235
	$400	$235
(d)Lease liabilities
i.Outstanding balance:

	December 31, 2025	June 30, 2026
Total lease liabilities	$407	$479
Less: Current portion (shown as ‘current lease liabilities’)	(260)	(366)
	$147	$113
ii.Interest expense

	Six months ended June 30,
	2025	2026
CyberLink	$2	$4
ClinJeff	—	2
	$2	$6
7(3)    Key management compensation

	Six months ended June 30,
	2025	2026
Salaries and other short-term employee benefits	$1,505	$1,692
Share-based payment	155	54
Post-employment benefits	5	6
	$1,665	$1,752
The unpaid portion of the aforementioned information were $345 and $355 for June 30, 2025 and 2026.
8.    Pledged Assets
None.

9.    Significant Contingent Liabilities and Unrecognized Contract Commitments
9(1)    Contingencies
None.
9(2)    Commitments
Except for Notes 6(7), 6(9) and 7(2), there is no other significant commitments.
10.    Significant Disaster Loss
None.

11.    Significant Events After the Balance Sheet Date
Going Private Transaction
On March 18, 2026, the Company received a preliminary non-binding proposal letter from CyberLink International Technology Corp. (“CIT”) and Ms. Alice H. Chang, Chairwoman of the Board and Chief Executive Officer of the Company, together with her controlled entities, proposing a going-private transaction pursuant to which they would acquire all of the outstanding ordinary shares of the Company not already owned by them for cash consideration of $1.95 (dollar) per ordinary share, subject to the terms and conditions set forth in the proposal.
Following the evaluation of the proposal by the Company's independent special committee and subsequent negotiations, on July 10, 2026, the Company entered into an Agreement and Plan of Merger with ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands and controlled by Ms. Alice H. Chang, pursuant to which ProjectNY will merge with and into the Company, with the Company continuing as the surviving company and becoming a privately held company.
Pursuant to the merger agreement, each ordinary share issued and outstanding immediately prior to the effective time of the merger, other than the Excluded Shares, the Continuing Shares, and the Dissenting Shares (each as defined in the merger agreement), will be cancelled and converted into the right to receive $2.00 (dollar) in cash per share, without interest. Concurrently with the execution of the merger agreement, Ms. Alice H. Chang and her controlled entities, together with CIT, who collectively hold approximately 81.2% of the Company's total voting power, entered into voting and support agreements to vote in favor of the merger.
The completion of the merger remains subject to customary closing conditions, including approval by the affirmative vote of at least two-thirds of the votes cast by the Company's shareholders at an extraordinary general meeting. If completed, the Company's Class A ordinary shares will be delisted from the New York Stock Exchange (“NYSE”)and the Company will become a privately held company.
As of the date these consolidated financial statements were authorized for issuance, the merger has not been completed. Accordingly, this subsequent event has not resulted in any adjustment to the accompanying consolidated financial statements. There can be no assurance that the merger will be completed on the terms described above, or at all.
Subsequent to execution of the merger agreement, the Company filed a Schedule 13E-3 with the SEC on July 31, 2026 and filed an amended Schedule 13E-3 on August 26, 2026 in connection with the proposed merger transaction. The amendment did not change the key economic terms of the transaction. As of the date the financial statements were authorized for issuance, the merger has not been completed.

12.    Others
12(1)    Capital management
The Group’s objectives of capital management are to ensure the Group’s sustainable operation and to maintain an optimal capital structure to reduce the cost of capital and provide returns for shareholders. In order to maintain or adjust to optimal capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total liabilities divided by total equity.
As of December 31, 2025 and June 30, 2026, the Group’s gearing ratios are as follows:

	December 31, 2025	June 30, 2026
Total liabilities	$38,875	$37,681
Total equity	$153,095	$156,939
Gearing ratio	0.25	0.24

12(2)    Financial instruments
A.Financial instruments by category

	December 31, 2025	June 30, 2026
Financial assets
Financial assets at amortized cost
Cash and cash equivalents	$125,976	$125,621
Current financial assets at amortized cost	36,300	36,400
Accounts receivable	7,567	5,955
Other receivables	358	423
Non-current financial assets at amortized cost	10,173	15,122
Guarantee deposits paid	193	170
	$180,567	$183,691

	December 31, 2025	June 30, 2026
Financial liabilities
Financial liabilities at fair value through profit or loss
Warrant liabilities	$419	$27
Financial liabilities at amortized cost
Other payables (including related parties)	$12,903	$13,457
Lease liabilities	$683	$644
B.Financial risk management policies
(a)The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial position and financial performance.
(b)Risk management is carried out by the Group’s finance department under policies approved by the management team. The Group’s finance department identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units.
C.Significant financial risks and degrees of financial risks
(a)Market risk
Foreign exchange risk
i.The Group operates internationally and is exposed to exchange rate risk arising from the transactions of the Company and its subsidiaries used in various functional currency, primarily with respect to the USD, JPY, RMB and EUR. Exchange rate risk arises from future commercial transactions and recognized assets and liabilities.

ii.The Group’s business involves some non-functional currency operations (the Company’s and certain subsidiaries’ functional currency: USD; other certain subsidiaries’ functional currency: JPY, RMB and EUR). The information of and sensitivity analysis for significant financial assets and liabilities denominated in foreign currencies illustrate as follows:

	December 31, 2025
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Sensitivity analysis
					Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$252,844	0.0318	$8,040	$8,040	1%	$80
EUR:USD	403	1.1740	473	473	1%	5
JPY:USD	406,761	0.0064	2,603	2,603	1%	26
USD:RMB	327	6.9907	2,286	327	1%	3
Financial liabilities
Monetary items
EUR:USD	240	1.1740	282	282	1%	3
USD:JPY	98	156.52	15,339	98	1%	1

	June 30, 2026
	Foreign currency amount (in thousands)	Exchange rate	Functional currency	Book value (USD)	Sensitivity analysis
					Degree of variation	Effect on profit or loss
Financial assets
Monetary items
NTD:USD	$85,431	0.0314	$2,683	$2,683	1%	$27
EUR:USD	338	1.1393	385	385	1%	4
JPY:USD	561,048	0.0062	3,478	3,478	1%	35
USD:JPY	314	162.25	50,947	314	1%	3
Financial liabilities
Monetary items
EUR:USD	223	1.1393	254	254	1%	3
USD:JPY	66	162.25	10,709	66	1%	1
iii.The total exchange gain (loss), including realized and unrealized, arising from significant foreign exchange variation on the monetary items held by the Group for the six months ended June 30, 2025 and 2026, amounted to $544 and $(114), respectively.

(b)Credit risk
i.Credit risk refers to the risk of financial loss to the Group arising from default by the clients or counterparties of financial instruments on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms and the contract cash flow of financial assets at amortized cost and at fair value through profit or loss.
ii.The Group’s credit risk was mainly arising from bank deposits, trade receivables, other financial assets and deposits. The Company adopted a policy of only dealing with creditworthy counterparties and financial institutions to mitigate the risk of financial loss from defaults. The majority of cash and cash equivalents as well as current financial assets at amortized cost and at fair value through profit or loss are held with financial institutions with a rating of ‘A’.

iii.The default occurs when the contract payments are past due over 180 days.
iv.The Group adopts following assumptions under IFRS 9 to assess whether there has been a significant increase in credit risk on that instrument since initial recognition:
If the contract payments were past due over 30 days based on the terms, there has been a significant increase in credit risk on that instrument since initial recognition.
v.The following indicators are used to determine whether the credit impairment of debt instruments has occurred:
(i)It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;
(ii)The disappearance of an active market for that financial asset because of financial difficulties;
(iii)Default or delinquency in interest or principal repayments;
(iv)Adverse changes in national or regional economic conditions that are expected to cause a default.
vi.The following indicators are used to determine whether the credit impairment of accounts receivable has occurred:
(i)It becomes probable that the issuer will enter bankruptcy or other financial reorganization due to their financial difficulties;
(ii)Default or delinquency in principal repayments.
vii.The Group classifies customers’ accounts receivable in accordance with geographic area and credit rating of customer. The Group applies the modified approach to estimate expected credit loss under the provision matrix basis.
viii.The Group wrote-off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.
ix.The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of accounts receivable.
x.As of December 31, 2025 and June 30, 2026, the provision matrix is as follows:

December 31, 2025	Not past due	Up to 30 days past due	31~90 days past due	91~180 days past due	Over 181 days past due	Total
rate	0%~0.2%	0.15%~15.58%	0.31%~33.48%	0.63%~100%	100%
Total book value	$7,124	$75	$149	$286	$114	$7,748
Loss allowance	3	6	38	20	114	181

June 30, 2026	Not past due	Up to 30 days past due	31~90 days past due	91~180 days past due	Over 181 days past due	Total
rate	0%~0.02%	4.04%~6.63%	12.74%~20.36%	18.79%~95.36%	100%
Total book value	$5,783	$69	$65	$89	$125	$6,131
Loss allowance	1	3	10	37	125	176

xi.Movements in relation to the Group applying the modified approach to provide loss allowance for accounts receivable is as follows:

Accounts receivable
At December 31, 2025	$181
Provision for impairment	363
Write-offs	(368)
At June 30, 2026	$176
xii.The loss amounts of accounts receivable allowance using simplified method were de minimis, thus, the loss was not recognized as at December 31, 2025 and June 30, 2026.
xiii.The Group used the territory economic forecasts to adjust historical and timely information to assess the default possibility of debt instruments. As of June 30, 2026, the Group assessed the expected credit losses of its debt instruments measured at amortized cost in accordance with IFRS 9. The assessment indicated that the credit risk of these instruments remained low and no significant increase in credit risk had occurred during the reporting periods.
(c)Liquidity risk
i.Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance department. The Group’s finance department monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.
ii.Surplus cash held by the operating entities over and above balance required for working capital management are managed by the Group’s finance department. The Group’s finance department invests surplus cash in interest bearing current accounts and time deposits, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient head-room as determined by the above-mentioned forecasts. As at December 31, 2025 and June 30, 2026, the Group held demand deposits, time deposits and money market position of $159,010 and $159,919, respectively. The Group manages liquidity risk by ensuring that these balances are available to meet short-term cash needs. Time deposits withdrawn early receive a lower interest rate through the withdrawal date compared to the stated interest rate applicable on the nominal maturity date. However, there are no significant risk of change in value as a result of an early withdrawal for time deposits classified as cash equivalents.
iii.The table below analyses the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Non-derivative financial liabilities: December 31, 2025	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$419	$—
Other payables (including related parties)	12,903	—	—
Lease liabilities (Note)	456	240	—

Non-derivative financial liabilities: June 30, 2026	Less than 1 year	Between 1-5 years	Over 5 years
Financial liabilities at fair value through profit or loss	$—	$27	$—
Other payables (including related parties)	13,457	—	—
Lease liabilities (Note)	489	168	—
Note. The amount included the interest of estimated future payments.

12(3)    Fair value information
A.The different levels that the inputs to valuation techniques are used to measure fair value of financial and non-financial instruments have been defined as follows:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. A market is regarded as active where a market in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. The fair value of the Group’s investment in money market funds is included in Level 1.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3: Unobservable inputs for the asset or liability.
B.Financial instruments not measured at fair value
(a)Except for those listed in the table below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, other payables (including related parties) and lease liabilities) are approximate to their fair values.

	December 31, 2025
		Fair value
Financial assets:	Book value	Level 1	Level 2	Level 3
Financial assets at amortized cost
US Treasury	$10,173	$10,070	$—	$—

	June 30, 2026
		Fair value
Financial assets:	Book value	Level 1	Level 2	Level 3
Financial assets at amortized cost
US Treasury	$15,122	$14,969	$—	$—
(b)The methods and assumptions of fair value estimate are as follows:
i.US Treasury: They are measured at quoted price in active markets.
C.The related information of financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities at December 31, 2025 and June 30, 2026 are as follows:
(a)The related information of natures of the assets and liabilities is as follows:

December 31, 2025	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$419	$—	$—	$419

June 30, 2026	Level 1	Level 2	Level 3	Total
Liabilities
Recurring fair value measurements
Financial liabilities at fair value through profit or loss
Compound instrument:
Warrant liabilities	$—	$—	$27	$27
(b)The methods and assumptions the Group used to measure fair value are as follows:
i.Except those mentioned in point (ii) below, the carrying amounts of the Group’s financial instruments not measured at fair value (including cash and cash equivalents, current financial assets at amortized cost, accounts receivable, other receivables (including related parties), guarantee deposits paid, other payables (including related parties) and lease liabilities) are approximate to their fair values. The fair value information of financial instruments measured at fair value is provided in Note 12(2).
ii.The fair value of the Perfect Public Warrants was determined using a Monte Carlo simulation model, which estimates the expected value of the warrants under both the deal closing and deal termination scenarios. Significant unobservable inputs include the probability of completion of the proposed going-private transaction and the expected volatility under each scenario.
D.For the year ended December 31, 2025 and six months ended June 30, 2026, there were no transfers between Level 1 and Level 2
E.For the year ended December 31, 2025, there was no transfer into or out from Level 3.
F.For the six months ended June 30, 2026, the Perfect Public Warrants (NYSE ticker: PERF WS) were suspended from trading by the NYSE on April 15, 2026. Subsequently, the NYSE filed a Form 25 with the SEC and stated that the warrants would be removed from listing and registration on May 12, 2026. Accordingly, May 12, 2026 is considered the effective NYSE delisting date for the warrants. Therefore, the Company transferred the fair value from Level 1 into Level 3.
G.The following is the qualitative information of significant unobservable inputs and sensitivity analysis of changes in significant unobservable inputs to valuation model used in Level 3 fair value measurement:

	Fair value at June 30, 2026	Valuation technique	unobservable input	Relationship of inputs to fair value
Compound instrument:
Warrant liabilities	$27	Monte Carlo Simulation Model	Volatility	The higher the volatility, the higher the fair value
			Probability of completion of the proposed going-private transaction	The higher the probability of completion, the lower the fair value
H.The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss from financial liabilities categorized within Level 3 if the inputs used to valuation models have changed:

			June 30, 2026
			Recognized in profit or loss
	Input	Change	Favourable change	Unfavourable change
Warrant liabilities
	Volatility	±1%	$3	$(3)
	Probability of completion of the proposed going-private transaction	±1%	$1	$(1)

13.    Segment Information
13(1)    General information
Although the Group has multiple operating segments by geography, the management takes the aggregation criteria outlined in Paragraphs 11 to 14 of IFRS 8 into consideration to decide the reportable operating segments. In light of the qualitative and quantitative criteria, the Group concluded that it has only one reportable operating segment.
13(2)    Geographical information
The Group derives revenue by geographical location for the six months ended June 30, 2025 and 2026 is as follows:

	Six months ended June 30,
	2025	2026
	Revenue	Revenue
United States	$12,361	$12,032
Americas_Others (Note)	3,699	4,321
Europe	9,423	9,547
Asia-Pacific	5,915	6,905
Others	963	1,470
	$32,361	$34,275
Note : Americas_Others includes in North and South America, excluding the United States.
Geographical information on the revenue shows the location in which sales were generated.
The Group’s non-current assets, including property, plant and equipment, right-of-use assets and intangible assets, by geographical location as of December 31, 2025 and June 30, 2026 are as follows:

	December 31, 2025	June 30, 2026
	Non-current assets	Non-current assets
United States	$4,896	$4,367
Asia-Pacific	1,349	1,243
Europe	2	—
	$6,247	$5,610

Note : Non-current assets in the United States consist of goodwill and unpatented technology. Please refer to Note 6(8) for details.
13(3)    Major customer information
There is no major customer of the Group (exceed 10% of revenue) for the six months ended June 30, 2025 and 2026.